September 9, 2025

Via EDGAR Transmission

Kate Beukenkamp and Lilyanna Peyser

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	HAMA Intelligence Ltd. Draft Registration Statement on Form F-1 Submitted on August 7, 2025 CIK 0002067016

Dear SEC Officers:

On behalf of HAMA Intelligence Ltd. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission contained in its letter dated September 2, 2025 with respect to the Draft Registration Statement on Form F-1, CIK No. 0002067016 (“F-1”), submitted on August 7, 2025 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in revised Form F-1 (the “Revised F-1”), filed concurrently with the submission of this letter in response to the Staff’s comments.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted July 7, 2025

Cover Page

1.

We note your response to prior comment 1, including your updated disclosure regarding certain dividends, and reissue in part. If true, please state plainly that no other distributions have been made to date between the holding company and its subsidiaries, or to investors. We note your disclosure that there has been no transfer or assets or cash among HAMA BVI and its subsidiaries.

Response: In response to the Staff’s comment, the Company has added the relevant disclosures on the cover page and pages 3 and 37 of the Revised F-1.

2.	We note your responses to prior comments 2 and 3 and reissue in part. Please provide cross-references to the applicable discussions in your Prospectus Summary. Also discuss here whether there are limitations on your ability to transfer cash between you and your subsidiaries or investors, as you do on pages 3-4.

Response: In response to the Staff’s comment, the Company has added the relevant disclosures on the cover page and pages 4 and 20 of the Revised F-1.

Prospectus Summary

Permission Required from Hong Kong Authorities, page 4

3.	We note your response to prior comment 7 that no permissions or approvals have been denied by the PRC authorities. Also state in this section whether any permissions or approval have been denied by the Hong Kong authorities.

Response: In response to the Staff’s comment, the Company has added the relevant disclosures on page 4 of the Revised F-1.

Report of Independent Registered Public Accounting Firm, page F-2

5.	We note that another matter section was added to the audit report. Please tell us your consideration of paragraph .05 of AS 3110 with respect to the dating of the audit report.

Response: In response to the Staff’s comment, the Company respectfully advise as follows:

The inclusion of the “Other Matter” paragraph in our audit report was intended solely to describe a subsequent conversion of the controlling shareholder’s 3,000,000 Class B Ordinary Shares into 3,000,000 Class A Ordinary Shares, which occurred after the date of our audit report.  The July 16 conversion was accounted for retrospectively.  The financial statements as presented already incorporate the effect, thus no subsequent event disclosure was necessary.

Specifically, in accordance with AS 3110.05, the firm dated its audit report as of July 7, 2025 which was the date on which audit procedures were complete and subsequent events through that date were evaluated. The July 16, 2025 share conversion was accounted for retrospectively, with the financial statements restated to present all periods on a post-conversion basis. As the transaction was reflected in the financial statements themselves rather than disclosed as a subsequent event, dual dating was not required under AS 3110.05.  The other matter paragraph was a point of emphasis to the users of the financial statements that the transaction occurred and was noted in Note 1 (Organization and Principal Activities) and Note 12 (Stockholder's Equity) and that such transaction is treated as part of the reporting framework, and not as a subsequent event requiring separate disclosure.  Accordingly, the firm concluded that the conversion was not a subsequent event under AS 2801 and did not require dual dating under AS 3110.05. Therefore, the audit report date of July 7, 2025 appropriately reflects the date audit procedures were completed and subsequent events through that date were evaluated.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com